UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         SCIENCE MANAGEMENT CORPORATION
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                   Preferred Stock, $1.00 par value per share
                -----------------------------------------------
                         (Title of Class of Securities)

                               808638209 (Common)
                              808638308 (Preferred)
                        -------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 1997
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.:     808638209 (Common)
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Sorol, a New York general partnership

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0 shares of Common Stock
   Shares                           0 shares of Preferred Stock

Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0 shares of Common Stock
    With                            0 shares of Preferred Stock

                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             [_]

13      Percent of Class Represented By Amount in Row (11)

                             0% of Common Stock
                             0% of Preferred Stock

14      Type of Reporting Person*

                             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.:     808638209 (Common)
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               VDM Inc.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0 shares of Common Stock
    Each                            0 shares of Preferred Stock

  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 shares of Common Stock
                                    0 shares of Preferred Stock


12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0% of Common Stock
                             0% of Preferred Stock

14      Type of Reporting Person*

                             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.:     808638209 (Common)
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               Roleo Corporation Retirement Plan

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0 shares of Common Stock
    Each                            0 shares of Preferred Stock

  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                    0% of Common Stock
                                    0% of Preferred Stock

14      Type of Reporting Person*

                             EP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.:     808638209 (Common)
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Paul Soros (in his capacity as sole shareholder and sole director of VDM Inc., a general partner of Sorol)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0 shares of Common Stock
    Each                            0 shares of Preferred Stock

  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                    0% of Common Stock
                                    0% of Preferred Stock

14      Type of Reporting Person*

                      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 8 Pages

                                  SCHEDULE 13D

CUSIP No.:     808638209 (Common)
               808638308 (Preferred)

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Andrew Romay (in his capacity as sole trustee of Roleo Corporation Retirement Plan, a general partner of Sorol)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]
3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0 shares of Common Stock
    Each                            0 shares of Preferred Stock

  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 shares of Common Stock
                                    0 shares of Preferred Stock

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                   0% of Common Stock
                                   0% of Preferred Stock

14      Type of Reporting Person*

                             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 7 of 8 Pages




               This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.10 par value per share (the "Common Shares"), and shares of Preferred Stock, $1.00 par value per share (the "Preferred Shares", and together with the Common Shares, the "Shares") of the Science Management Corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule  13D  dated  July 22,  1996  (the  "Initial  Statement"),  filed by the
Reporting Persons. This Amendment No. 1 is being filed to report that the Reporting Persons have disposed of all Shares held for the account of Sorol, and, as such the Reporting Persons no longer may be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 5.        Interest in Securities of the Issuer.

        (a) Each of the Reporting Persons may be deemed the beneficial owner of no Shares.

        (b)    Not applicable.

        (c) Pursuant to the terms of the Stock Purchase Agreement, Imperial has exercised its right to repurchase from Sorol, for a price of $760,000 in cash, all of the Relevant Assets (which includes all of the Shares) and all rights or assets of any nature arising therefrom or relating or accruing thereto from and after July 10, 1996. Other than the private transaction set forth above, no transactions in the securities of the Issuer have been effected by the Reporting Persons since March 13, 1997 (60 days prior to the date hereof).

        (d)    Not applicable.

        (e) The Reporting Persons ceased to be beneficial of five percent or more of the outstanding Shares on May 2, 1997.

Item 7.        Material to be Filed as Exhibits.

               (a) Joint Filing Agreement, dated July 22, 1996, between Sorol, VDM, the Plan, Mr. Soros and Dr. Romay (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

               (b) Agreement, dated June 27, 1996, among Imperial, Sorol, Jonathan Borsuk and Harvey Borsuk (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

               (c) Letter Agreement, dated June 27, 1996, between Imperial and Sorol (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                               Page 8 of 8 Pages

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 12, 1997

                                        SOROL, a New York general partnership

                                        By:  VDM Inc.
                                             General Partner


                                        By:  /S/ PAUL SOROS
                                             ----------------------------------
                                             Paul Soros
                                             Sole Shareholder and Sole Director


                                        VDM INC.


                                        By:  /S/ PAUL SOROS
                                             ----------------------------------
                                             Paul Soros
                                             Sole Shareholder and Sole Director


                                        ROLEO CORPORATION RETIREMENT PLAN


                                        By:  /S/ ANDREW ROMAY
                                             ----------------------------------
                                             Andrew Romay
                                             Sole Trustee


                                        PAUL SOROS


                                        /S/ PAUL SOROS
                                        ---------------------------------------


                                        ANDREW ROMAY


                                        /S/ ANDREW ROMAY
                                        ---------------------------------------